November 14, 2008

United States
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington D.C. 20549

Attention:	Mr. Gary R. Todd
Reviewing Accountant

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 CFR 200.83

Re:	Columbus McKinnon Corporation
Form 10-K for fiscal year ended March 31, 2008
File No. 0-27618

Dear Mr. Todd:

By this letter, Columbus McKinnon Corporation (the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) to the Columbus McKinnon Corporation Form 10-K for fiscal year ended March 31, 2008.

Set forth below is the Company’s response to the letter of comment, dated October 31, 2008, to the Company from the Commission.  The responses noted below have been numbered to correspond to those of the comment letter.

SEC Comment Letter:

Item 7. Management Discussion of Analysis and Financial Condition and Results of Operations, page 21

1.
The overview in this section should provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the Company’s financial position and operating results.  This should include a discussion of the material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them.  For example, please tell us why you did not provide a discussion of the impact of your July 2008 divestiture of Univeyor which was in process at the time you filed your annual report.  For further guidance on the content and purpose of the “Overview”, see Interpretive Release No 33-8350 on our website.

November 14, 2008

Company Response:

1.
While the Company’s executive overview is intended to outline our material business opportunities, challenges and risks, we acknowledge that there may have been additional matters included elsewhere in our Form 10-K that could have been included in the “Overview

We take note of your comment and refer you to our Form 10-Q for the quarter ended September 28, 2008 for our disclosures pertaining to significant matters with which management is concerned in evaluating the Company’s financial position and operating results.

With respect to a discussion of Univeyor in our annual report, as is outlined below in item 6, at the time of our annual report filing management was committed to evaluating strategic alternatives, but not necessarily a plan to divest of Univeyor.  The Company was in the process of exploring the financial feasibility of various options related to Univeyor, including its divestiture, a comprehensive restructuring or a total liquidation of the business.  At the time of the annual report filing, it was not clear which direction would be undertaken.  In our overview section of future filings, we will address the various alternatives relative to any significant businesses being considered for divestiture and include a discussion of the relevant alternatives and their potential impact.

SEC Comment Letter

Results of Operations, page 22

2.
In future filings please expand the discussion of revenues to address changes in revenues for the product groups identified in Note 19.  Alternatively, please explain to us why you believe such disaggregated information would not be relevant to investors.  For guidance on MD&A, please refer to item 303 of Regulation S-K and the Securities Act Release 33-8350.

Company Response:

2.
Part of our strategic advantage is based upon our belief that we offer one of the most comprehensive product offerings.  Part of our ability to deliver this broad product offering competitively is due to its integrated nature.  For example, many of our hoists include overhead lifting chains as well as various forged attachments such as hooks, shackles, hitch pins and master links, and are used in conjunction with an assortment of custom-designed, below-the-hook tooling, clamps, and textile strappings.  We believe that the product groups in Note 19 provide a perspective of the variety of our related products, but that an expanded discussion of revenue by the product groups identified in Note 19 would not provide any further insight into the nature of our business to investors

November 14, 2008

SEC Comment Letter:

Item 11 – Executive Compensation

Compensation Discussion and Analysis, page 11

3.
We note you identify a number of comparable companies at the top of page 16, yet your disclosure in the second full paragraph on page 16 indicates that you “also consider data from compensation surveys published by leading compensations firms that are compiled by our consultant.”  In future filings please identify the surveys used and other components including component companies, the elements of compensation that are benchmarked and how such benchmarks are determined.  For example, please disclose whether you compared yourself to the 50th percentile benchmark, a range of benchmarks or otherwise.

Company Response:

3.	In our future filings we will identify the surveys utilized, including any component companies, the elements of compensation and related benchmarks utilized and how such benchmarks are determined.

SEC Comment Letter:

Annual Incentive Plan, page 19

4.
We note from your table on the top of page 21 of the proxy statement that you have incorporated by reference into your Form 10-K that you have not disclosed certain of the goals to be achieved in order for your named executive officers to earn their annual incentive bonuses.  As some of these amounts represent a significant portion of the bonus calculation for two of your executives, to the extent you believe that the disclosure of the information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion or provide such disclosure in future filings.

Company Response:

4.
The Company’s future filings will disclose, on an historical basis, the measures and goals related to the two executives noted, but reserves the right to make application for exclusion as per Instruction 4 to Item 402(b) of Regulation S-K, should it believe that this would cause competitive harm in future years.

November 14, 2008

SEC Comment Letter:

Item 13 Certain Relationships and Related Transactions

Certain Relationships and Related Party Transactions, Page 42

5.
We note your reference to information on your web site in response to this disclosure requirement.  Please tell us why you believe that it is appropriate to provide information required by Item 404(b) of Regulation S-K on your web site rather than in your filings.  Please cite any authority on which you rely.

Company Response:

5.	The Company’s future filings will be modified to read as follows:

“The Audit Committee reviews, and makes recommendations to the Board of Directors with respect to, all related-party transactions and relationships involving a director, executive officer or beneficial owner of five percent or more of any class of the Company’s voting securities.  Any such related party transaction is required to be on terms no less favorable to us than could be obtained from an unaffiliated third party.  The Company has a separate “Related Person Transaction Policy”, as well as other various policies and procedures, including the Company’s Legal Compliance and Business Ethics Manual and the annual directors’ and officers’ questionnaires, that require disclosure of transactions or relationships that may constitute conflicts of interest or require disclosures or affect an independence determination under applicable SEC rules.”

In addition, the Company will include a statement similar to past proxy filings as in the DEF 14A filed on June 27, 2008, “In 2008, the Company did not engage in any transaction with a related person in which the amount involved exceeded $120,000.”

SEC Comment Letter:

Financial Statements

6.
Please tell is why the financial statements should not report Univeyor as discontinued operations as of March 31, 2008.  In that regard, please tell us how you considered the guidance from paragraphs 42 and 30 of SFAS 144.

Company Response:

6.
The Company performed an evaluation, under the principles of SFAS 144, to determine whether Univeyor should be reported as discontinued operations as of March 31, 2008.  The Company determined that Univeyor did not meet the criteria of paragraph 30 a.

November 14, 2008

“Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).”  At the time of filing our annual report, we were committed to assessing strategic alternatives for the Univeyor business.  These alternatives included a comprehensive restructuring of the business, liquidation, or a divestiture.  We had not yet solely committed to a plan to divest the business.  In addition, disposals of major lines of business require the approval of our Board of Directors, in accordance with our Delegation of Authority Policy.  No approval by the Board of Directors for the divestiture of Univeyor was in place prior to the May 30, 2008 filing of our Form 10-K for the fiscal year ended March 31, 2008.

In addition, paragraph 30 (d) requires that the sale of the disposal group is probable, and transfer of the asset is expected to qualify for recognition as a complete sale, within one year, except as permitted by paragraph 31.  As of the time of filing the Form 10-K on May 30, 2008, the Company had received only preliminary offers to buy Univeyor from interested parties on May 27th and May 28th.  Based upon the preliminary offers, the Company was diligently evaluating other possible alternatives to a sale, including the possible comprehensive restructuring of the business or its total liquidation.  Given these possible alternatives, it was our opinion that a sale was not probable at the time of filing our Form 10-K on May 30th, 2008.

Further, in accordance with paragraph 42 of FASB Statement 144, it could not be determined based on varying conditions within the preliminary offers whether condition (a) “the operations and the cash flows of the component would have been eliminated from the ongoing operations of the entity as a result of the disposal transaction or (b) that the Company would not have significant continuing involvement in the operations of the component even in the event of a disposal transaction” would be met.

SEC Comment Letter:

Consolidated Statements of Cash Flows, page F-6

7.
As set forth in paragraph 28 of SFAS 95, the operating activities section of an indirect method presentation of cash flows should begin with net income or loss.  Your statement does not appear consistent with the guidance because your presentation begins with net income from continuing operations.  To better conform to SFAS 95, please appropriately modify your presentation in future filings.

Company Response:

7.
Consistent with our recently filed Form 10-Q for the period ended September 28, 2008, future filings will reflect the Company’s statement of cash flows beginning with net income or loss in accordance with SFAS 95.

November 14, 2008

Controls and Procedures, page 31

SEC Comment Letter:

8.
In future filings please clarify whether there were any changes in internal control over financial reporting that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.  Refer to Item 308(c) of Regulation S-K.

Company Response:

8.
The last sentence to the first paragraph under Item 9A. Controls and Procedures,  “Management’s Evaluation of Disclosure Controls and Procedures” read “There were no changes in our internal controls or in other factors during our fourth quarter ended March 31, 2008.”  Future filings will delete this sentence and contain the following language in a separate third paragraph:

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

Exhibits 31.1 and 31.2, page 40

SEC Comment Letter:

9.
We note that you omitted a portion of the introductory language in paragraph 4 of item 601(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K, both of which refer to internal control over financial reporting.  Please file an abbreviated amendment to the Form 10-K that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.  Please ensure that the certification is in strict compliance with the Item 601(b)(31)(i) of Regulation S-K.

Company Response:

9.	Please see attached draft of abbreviated amendment to the Form 10-K. Please note that we will be omitting paragraph 3 pursuant to your instructions.

November 14, 2008

Form 10-Q for the quarter June 30, 2008

SEC Comment Letter:

10.
In future filings please add disclosure to clarify any difference between the amounts of loss from discontinued operations, net of tax benefit as reported in the statements of operations and as reported in Note 2 – Discounted Operations.

Company Response:

10.
Consistent with our recently filed Form 10-Q for the period ended September 28, 2008, future filings will include complete disclosure of all items reported as loss/income from discontinued operations, net of tax benefit reported in the statements of operations and any footnote disclosure related to discontinued operations.

Form 8-K dated July 24, 2008 Univeyor Disposition

SEC Comment Letter:

11.
Since you have accounted for the disposition of the Univeyor business as discontinued operations under SFAS144, please tell us why you did not provide a pro forma statement of operations for each of the past three annual periods.

Company Response:

11.
Pursuant to Item 2 of the 8-K rules, a disposal shall be deemed to involve a significant amount of assets if (i) if the registrant’s and its other subsidiaries’ equity in the net book value of such assets or the amount received upon disposition exceeds 10 percent of the total assets of the registrant and its consolidated subsidiaries, or (ii) if it is involved in a business which is significant.  The total assets of the Company as of March 31, 2008 were approximately $590 million.  Our equity in the net book value of the disposed entity, Univeyor, was approximately negative $10 million.  The amount of funds received as a result of the disposition was $0.  Our assessment is that Univeyor did not meet the “significant amount of assets” threshold, or was a business that was otherwise significant to our financial position or operating results.  Therefore, the disclosure of pro forma information required by Item 7 based on the Item 2 threshold is not required.

November 14, 2008

Pursuant to your request, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that the Staff provide any further comments or questions with regard to this inquiry as soon as possible by telephone, fax or e-mail to the undersigned at (716) 689-5550 (phone), (716) 689-5598 (fax), or karen.howard@cmworks.com, or to Andy Gates, Controller at (716) 689-5435 (phone) or andy.gates@cmworks.com.

Yours truly,

Columbus McKinnon Corporation

By:	/s/ Karen L. Howard
Karen L. Howard
Vice President – Finance and
Chief Financial Officer (Principal
Financial Officer)

Attachment
Draft 10K/A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended March 31, 2008

Commission file number 0-27618
_________________

COLUMBUS McKINNON CORPORATION
(Exact name of Registrant as specified in its charter)

New York	16-0547600
(State of Incorporation)	(I.R.S. Employer Identification Number)

140 John James Audubon Parkway
Amherst, New York 14228-1197
(Address of principal executive offices, including zip code)

(716) 689-5400
(Registrant’s telephone number, including area code)
_________________

Securities pursuant to section 12(b) of the Act:
NONE

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 Par Value (and rights attached thereto)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes   [   ]     No   [ X ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes   [   ]   No   [ X ]

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes [X]  No [  ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K    [X].

Attachment
Draft 10K/A

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “accelerated filer,” “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Act.

Large accelerated filer  [  ]                                                                         Accelerated filer [ X]

Non-accelerated filer [  ]                                                                           Smaller reporting company [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).        Yes [  ]   No [X]

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of September 30, 2007 was approximately $452 million, based upon the closing price of the Company’s common shares as quoted on the Nasdaq Stock Market on such date. The number of shares of the Registrant’s common stock outstanding as of April 30, 2008 was 18,989,413 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant’s proxy statement for its 2008 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the Registrant’s fiscal year ended March 31, 2008 are incorporated by reference into Part III of this report.

Attachment
Draft 10K/A

EXPLANATORY NOTE

This amendment on Form 10-K/A (Amendment No. 1) amends our annual report on Form 10-K for the fiscal year ended March 31, 2008, as filed with the Securities and Exchange Commission on May 30, 2008, and is being filed to correct an error in the Section 302 Certifications of our principal executive officer and principal financial officer. No other changes have been made.  This amendment is not intended to update other information presented in the annual report as originally filed.

Attachment
Draft 10K/A

PART IV

Item 15.                      Exhibits and Financial Statement Schedules

(3)	Exhibits:

Exhibit Number	Exhibit
3.1	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).
3.2	Amended By-Laws of the Registrant (incorporated by reference to Exhibit 3 to the Company’s Current Report on Form 8-K dated May 17, 1999).
4.1	Specimen common share certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995.)
4.2
First Amendment and Restatement of Rights Agreement, dated as of October 1, 1998, between Columbus McKinnon Corporation and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.2  to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2003).

4.3
Indenture, dated as of March 31, 1998, among Columbus McKinnon Corporation, the guarantors named on the signature pages thereto and State Street Bank and Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated April 9, 1998).

4.4
Supplemental Indenture among LICO, Inc., Automatic Systems, Inc., LICO Steel, Inc., Columbus McKinnon Corporation, Yale Industrial Products, Inc., Mechanical Products, Inc., Minitec Corporation and State Street Bank and Trust Company, N.A., as trustee, dated March 31, 1998 (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on form 8-K dated April 9, 1998).

4.5
Second Supplemental Indenture among Abell-Howe Crane, Inc., LICO, Inc., Automatic Systems, Inc. LICO Steel, Inc., Columbus McKinnon Corporation, Yale Industrial Products Inc. and State Street Bank and Trust Company, N.A., as trustee, dated as of February 12, 1999 (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

4.6
Third Supplemental Indenture among G.L. International, Inc., Gaffey, Inc., Handling Systems and Conveyors, Inc., Larco Material Handling Inc., Abell-Howe Crane, Inc., LICO, Inc., Automatic Systems, Inc., LICO Steel, Inc., Columbus McKinnon Corporation, Yale Industrial Products, Inc. and State Street Bank and Trust Company, N.A., as trustee, dated as of March 1, 1999 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

4.7
Fourth Supplemental Indenture among Washington Equipment Company, G.L. International, Inc., Gaffey, Inc., Handling Systems and Conveyors, Inc., Larco Material Handling Inc., Abell-Howe Crane, Inc., Automatic Systems, Inc., LICO Steel, Inc., Columbus McKinnon Corporation, Yale Industrial Products, Inc. and State Street Bank and Trust Company, N.A., as trustee, dated as of November 1, 1999 (incorporated by reference to Exhibit 10.2 to the Company’s quarterly report on form 10-Q for the quarterly period ended October 3, 1999).

4.8
Fifth Supplemental Indenture among Columbus McKinnon Corporation, Crane Equipment & Service, Inc., Automatic Systems, Inc., LICO Steel, Inc., Yale Industrial Products, Inc. and State Street Bank and Trust Company, N.A., as trustee, dated as of April 4, 2002 (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002).

Attachment
Draft 10K/A

4.9
Sixth Supplemental Indenture among Columbus McKinnon Corporation, Audubon West, Inc., Crane Equipment & Service, Inc., LICO Steel, Inc., Yale Industrial Products, Inc., Audubon Europe S.a.r.l. and State Street Bank and Trust Company, N.A., as trustee, dated as of August 5, 2002 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002).

4.10
Seventh Supplemental Indenture among Columbus McKinnon Corporation, Crane Equipment & Service, Inc., Yale Industrial Products, Inc., Audubon Europe S.a.r.l. and U.S. Bank National Trust Association, as trustee, dated as of August 30, 2005 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 2, 2005).

4.11
Indenture, dated as of July 22, 2003, among Columbus McKinnon Corporation, the guarantors named on the signature pages thereto and U.S. Bank Trust National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2003).

4.12
First Supplemental Indenture, dated as of September 19, 2003, among Columbus McKinnon Corporation, the guarantors named on the signature pages thereto and U.S. Bank Trust National Association, as trustee (incorporated by reference to Exhibit 4.13 to Amendment No. 1 to the Company’s Registration Statement No. 333-109730 on Form S-4/A dated November 7, 2003).

4.13
Indenture among Columbus McKinnon Corporation, Audubon Europe S.a.r.l., Crane Equipment & Service, Inc., Yale Industrial Products, Inc.. and U.S. Bank National Association., as trustee, dated as of September 2, 2005 (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement No. 33-129142 on Form S-3 dated October 19, 2005).

4.14
Registration Rights Agreement among Columbus McKinnon Corporation, Audubon Europe S.a.r.l., Crane Equipment & Service, Inc., Yale Industrial Products, Inc., and Credit Suisse First Boston LLC, acting on behalf of itself and as Representative of the Initial Purchasers, dated as of September 2, 2005 (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement No. 33-129142 on Form S-3 dated October 19, 2005).

10.1
Agreement by and among Columbus McKinnon Corporation Employee Stock Ownership Trust, Columbus McKinnon Corporation and Marine Midland Bank, dated November 2, 1995 (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

#10.2
Columbus McKinnon Corporation Employee Stock Ownership Plan Restatement Effective April 1, 1989 (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

#10.3
Amendment No. 1 to the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated March 2, 1995 (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

#10.4
Amendment No. 2 to the Columbus McKinnon Corporation Employee Stock Ownership Plan, dated October 17, 1995 (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1997).

#10.5
Amendment No. 3 to the Columbus McKinnon Corporation Employee Stock Ownership Plan, dated March 27, 1996 (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1997).

#10.6
Amendment No. 4 of the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated September 30, 1996 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996).

Attachment
Draft 10K/A

#10.7
Amendment No. 5 to the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated August 28, 1997 (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1998).

#10.8
Amendment No. 6 to the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated June 24, 1998 (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1998).

#10.9
Amendment No. 7 to the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated April 30, 2000 (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000).

#10.10
Amendment No. 8 to the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated March 26, 2002 (incorporated by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002).

#10.11
Amendment No. 9 to the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated March 27, 2003 (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003).

#10.12
Amendment No. 10 to the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated February 28, 2004 (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004).

#10.13
Amendment No. 11 to the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated December 19, 2003 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2003).

#10.14
Amendment No. 12 to the Columbus McKinnon Corporation Employee Stock Ownership Plan as Amended and Restated as of April 1, 1989, dated March 17, 2005 (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).

#10.15
Columbus McKinnon Corporation Personal Retirement Account Plan Trust Agreement, dated April 1, 1987 (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

#10.16
Amendment No. 1 to the Columbus McKinnon Corporation Employee Stock Ownership Trust Agreement (formerly known as the Columbus McKinnon Corporation Personal Retirement Account Plan Trust Agreement) effective November 1, 1988 (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

#10.17
Amendment and Restatement of Columbus McKinnon Corporation 1995 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

#10.18
Second Amendment to the Columbus McKinnon Corporation 1995 Incentive Stock Option Plan, as amended and restated (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2002).

#10.19
Columbus McKinnon Corporation Restricted Stock Plan, as amended and restated (incorporated by reference to Exhibit 10.28 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

#10.20
Second Amendment to the Columbus McKinnon Corporation Restricted Stock Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2002).

Attachment
Draft 10K/A

#10.21
Amendment and Restatement of Columbus McKinnon Corporation Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

#10.22
Columbus McKinnon Corporation Thrift [401(k)] Plan 1989 Restatement Effective January 1, 1998 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 27, 1998).

#10.23
Amendment No. 1 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift [401(k)] Plan, dated December 10, 1998 (incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

#10.24
Amendment No. 2 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift [401 (k)] Plan, dated June 1, 2000 (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2000).

#10.25
Amendment No. 3 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift [401 (k)] Plan, dated  March 26, 2002 (incorporated by reference to Exhibit 10.39 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002).

#10.26
Amendment No. 4 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift [401(k)] Plan, dated May 10, 2002 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2002).

#10.27
Amendment No. 5 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift [401(k)] Plan, dated December 20, 2002 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2002).

#10.28
Amendment No. 6 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift [401(k)] Plan, dated May 22, 2003 (incorporated by reference to Exhibit 10.46 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003).

#10.29
Amendment No. 7 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift [401(k)] Plan, dated April 14, 2004 (incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004).

#10.30
Amendment No. 8 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift [401(k)] Plan, dated December 19, 2003 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2003).

#10.31
Amendment No. 9 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift [401(k)] Plan, dated March 16, 2004 (incorporated by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004).

#10.32
Amendment No. 10 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift [401(k)] Plan, dated July 12, 2004 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended July 4, 2004).

#10.33
Amendment No. 11 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift [401(k)] Plan, dated March 31, 2005 (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).

#10.34
Amendment No. 12 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift [401(k)] Plan, dated December 27, 2005 (incorporated by reference to Exhibit 10.34 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

Attachment
Draft 10K/A

#10.35
Amendment No. 13 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift [401(k)] Plan, dated December 21, 2006 (incorporated by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K for the fiscal year ended March, 31, 2007).

#10.36	Amendment No. 14 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Thrift [401(k)] Plan, dated December 21, 2007.
#10.37
Columbus McKinnon Corporation Thrift 401(k) Plan Trust Agreement Restatement Effective August 9, 1994 (incorporated by reference to Exhibit 10.32 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

#10.38
Columbus McKinnon Corporation Monthly Retirement Benefit Plan Restatement Effective April 1, 1998 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 27, 1998).

#10.39
Amendment No. 1 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Monthly Retirement Benefit Plan, dated December 10, 1998 (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

#10.40
Amendment No. 2 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Monthly Retirement Benefit Plan, dated May 26, 1999 (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 1999).

#10.41
Amendment No. 3 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Monthly Retirement Benefit Plan, dated March 26, 2002 (incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002).

#10.42
Amendment No. 4 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Monthly Retirement Benefit Plan, dated December 20, 2002 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 29, 2002).

#10.43
Amendment No. 5 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Monthly Retirement Benefit Plan, dated February 28, 2004 (incorporated by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004).

#10.44
Amendment No. 6 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Monthly Retirement Benefit Plan, dated March 17, 2005 (incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).

#10.45
Amendment No. 7 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Monthly Retirement Benefit Plan, dated December 28, 2005 (incorporated by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

#10.46
Amendment No. 8 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Monthly Retirement Benefit Plan, dated December 28, 2005 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006).

#10.47	Amendment No. 9 to the 1998 Plan Restatement of the Columbus McKinnon Corporation Monthly Retirement Benefit Plan, dated April 21, 2008.
#10.48
Columbus McKinnon Corporation Monthly Retirement Benefit Plan Trust Agreement Effective as of April 1, 1987 (incorporated by reference to Exhibit 10.34 to the Company’s Registration Statement No. 33-80687 on Form S-1 dated December 21, 1995).

Attachment
Draft 10K/A

#10.49
Form of Change in Control Agreement as entered into between Columbus McKinnon Corporation and each of Timothy T. Tevens, Derwin R. Gilbreath, Karen L. Howard, Joseph J. Owen, Richard A. Steinberg, and Timothy R. Harvey, (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended March, 31, 1998).

#10.50	Employment agreement with Wolfgang Wegener dated December 31, 1996 (incorporated by reference to Exhibit 10.48 to the Company’s Annual Report on Form 10-K for the fiscal year ended March, 31, 2007).
10.51
Intercreditor Agreement dated as of July 22, 2003 among Columbus McKinnon Corporation, the subsidiary guarantors as listed thereon, Fleet Capital Corporation, as Credit Agent, and U.S. Bank Trust National Association, as Trustee (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2003).

10.52
Second Amended and Restated Credit and Security Agreement, dated as of November 21, 2002 and amended and restated as of January 2, 2004, among Columbus McKinnon Corporation, as Borrower, Larco Industrial Services Ltd., Columbus McKinnon Limited, the Guarantors Named Herein, the Lenders Party Hereto From Time to Time, Fleet Capital Corporation, as Administrative Agent, Fleet National Bank, as Issuing Lender, Congress Financial Corporation (Central), Syndication Agent, Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services Inc., as Documentation Agent, and Fleet Securities, Inc., as Arranger (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2003).

#10.53
Columbus McKinnon Corporation Corporate Management Variable Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 3, 2004).

#10.54
Columbus McKinnon Corporation 2006 Long Term Incentive Plan (incorporated by reference to Appendix A to the definitive Proxy Statement for the Annual Meeting of Stockholders of Columbus McKinnon Corporation held on July 31, 2006).

#10.55
Columbus McKinnon Corporation Executive Management Variable Compensation Plan (incorporated by reference to Appendix B to the definitive Proxy Statement for the Annual Meeting of Stockholders of Columbus McKinnon Corporation held on July 31, 2006).

10.56
First Amendment to that certain Second Amended and Restated Credit and Security Agreement, dated as of November 21, 2002 and amended and restated as of January 2, 2004, among Columbus McKinnon Corporation, as Borrower, Larco Industrial Services Ltd., Columbus McKinnon Limited, the Guarantors
From Time to Time Party Thereto, the Lenders From Time to Time Party Thereto, Bank of America, N.A.
as Administrative Agent for such Lenders and as Issuing Lender dated April 29, 2005 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 29, 2005).

10.57
Second amendment, dated as of August 5, 2005, to that certain Second Amended and Restated Credit and Security Agreement, dated as of November 21, 2002 and amended and restated as of January 2, 2004 (as amended by that certain First Amendment to that certain Second Amended and Restated Credit and Security
Agreement, dated as of April 29, 2005, and as further modified and supplemented and in effect from time to time, the “Credit Agreement”), among Columbus McKinnon Corporation, a corporation organized under the laws of New York (the “Borrower”), Larco Industrial Services Ltd., a business corporation organized under the laws of the Province of Ontario, Columbus McKinnon Limited, a business corporation organized under the laws of Canada, the Guarantors from time to time party thereto, the Lenders from time to time party thereto (collectively, the “Lenders”), Bank of America, N.A., as Administrative Agent for such Lenders (the “Agent”) and as Issuing Lender (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q dated October 2, 2005).

Attachment
Draft 10K/A

10.58
Third amendment, dated as of August 22, 2005, to that certain Second Amended and Restated Credit and Security Agreement, dated as of November 21, 2002 and amended and restated as of January 2, 2004 (as amended by that certain First Amendment to that certain Second Amended and Restated Credit and Security Agreement, dated as of April 29, 2005, by that certain Second Amendment to that certain Second Amended and Restated Credit and Security Agreement, dated as of August 5, 2005, and as further modified and supplemented and in effect from time to time, the “Credit Agreement”), among Columbus McKinnon Corporation, a corporation organized under the laws of New York (the “Borrower”), Larco Industrial Services Ltd., a business corporation organized under the laws of the Province of Ontario, Columbus McKinnon Limited, a business corporation organized under the laws of Canada, the Guarantors from time to time party thereto, the Lenders from time to time party thereto (collectively, the “Lenders”), Bank of America, N.A., as Administrative Agent for such Lenders (the “Agent”) and as Issuing Lender (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q dated October 2, 2005).

10.59
Fourth amendment, dated as of October 17, 2005, to that certain Second Amended and Restated Credit and Security Agreement, dated as of November 21, 2002 and amended and restated as of January 2, 2004, and amended by that certain First Amendment to the Credit Agreement, dated as of April 29, 2005, and by that certain Second Amendment to the Credit Agreement, dated as of August 5, 2005, and by that certain Third Amendment to the Credit Agreement, dated as of August 22, 2005 (as further amended, supplemented or otherwise modified from time to time, the "Credit Agreement"), among Columbus McKinnon Corporation (the "Borrower"), Larco Industrial Services Ltd., Columbus McKinnon Limited, the Guarantors named therein, the lending institutions party thereto, and Bank of America, N.A., as Administrative Agent and Issuing Lender.  Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Credit Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q dated October 2, 2005).

10.60
Third Amended and Restated Credit and Security Agreement, dated as of March 16, 2006 among Columbus McKinnon Corporation, as the Borrower, Bank of America, N.A., as Administrative Agent and Issuing Lender, and Other Lenders Party Hereto, and Bank of America Securities LLC, as Arranger (incorporated by reference to Exhibit 10.53 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006).

10.61
First amendment, dated as of January 8, 2007 to that certain Third Amended and Restated Credit and Security Agreement, dated as of March 16, 2006 among Columbus McKinnon Corporation, as the Borrower, Bank of America, N.A., as Administrative Agent and Issuing Lender, and Other Lenders Party Hereto, and Bank of America Securities LLC, as Arranger (incorporated by reference to Exhibit 10.59 to the Company’s Annual Report on Form 10-K for the fiscal year ended March, 31, 2007).

21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
*31.1	Certification of the principal executive officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
*31.2	Certification of the principal financial officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32.1
Certification of the principal executive officer and the principal financial officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended and 18 U.S.C. Section 1350, as adopted by pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.  The information contained in this exhibit shall not be deemed filed with the Securities and Exchange Commission nor incorporated by reference in any registration statement foiled by the Registrant under the Securities Act of 1933, as amended.

_________________
*     Filed herewith
#     Indicates a Management contract or compensation plan or arrangement

Attachment
Draft 10K/A

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November     , 2008

  COLUMBUS McKINNON CORPORATION

By:	_______________________________
Timothy T. Tevens
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
____________________________________ Timothy T. Tevens	President, Chief Executive Officer and Director (Principal Executive Officer)	November , 2008
____________________________________ Karen L. Howard	Vice President – Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November , 2008
____________________________________ Ernest R. Verebelyi	Chairman of the Board of Directors	November , 2008
____________________________________ Richard H. Fleming	Director	November , 2008
____________________________________ Nicholas T. Pinchuk	Director	November , 2008
____________________________________ Wallace W. Creek	Director	November , 2008
____________________________________ Linda A. Goodspeed	Director	November , 2008
____________________________________ Stephen Rabinowitz	Director	November , 2008

Attachment
Draft 10K/A

Exhibit 31.1

CERTIFICATION

I, Timothy T. Tevens, Chief Executive Officer, certify that:

1.	I have reviewed this annual report on Form 10-K of Columbus McKinnon Corporation;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  November     , 2008

_______________________
Timothy T. Tevens
Chief Executive Officer

Attachment
Draft 10K/A

Exhibit 31.2

CERTIFICATION

I, Karen L. Howard, Chief Financial Officer, certify that:

1.	I have reviewed this annual report on Form 10-K of Columbus McKinnon Corporation;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.
designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  November    , 2008

__________________________
Karen L. Howard
Chief Financial Officer